234 Ninth Avenue North	T 206-624-3357
Seattle, WA 98109	F 206-624-6857
www.jonessoda.com
Via EDGAR
May 11, 2009
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Jones Soda Co. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 16, 2009 File No. 000-28820
Dear Ms. Jenkins:
This letter sets forth our response to the Staff’s comment relating to our Form 10-K for the fiscal year ended December 31, 2008, filed on March 16, 2009 (our “2008 Form 10-K”), contained in your letter dated April 27, 2009 (the “Comment Letter”). We appreciate your review and comment and are committed to providing you with the information you have requested on a timely basis. For ease of reference, we have excerpted the Staff’s comment below.
SEC Comment
10-K
Item 7. Management’s Discussion and Analysis
Liquidity and Capital Resources, page 36
We note your disclosure that your cash and cash equivalents and net cash provided by operations will be sufficient to meet your cash requirements through the end of fiscal 2009 and beyond. We also note that this conclusion appears to be based upon your ability to execute on your 2009 operating plan. Considering that (i) you had cash and cash equivalents of $12.6 million at December 31, 2008, (ii) you used $14.5 million in cash for operating activities during 2008, (iii) you have contractual obligations of $8.4 million in 2009 (as disclosed on page 38, a $3.7 million increase over 2008), (iv) you have declining sales and volume, net losses from operations in each of the last six fiscal quarters, and do not anticipate profitability in 2009, and (v) you no longer have the option to borrow under an existing line of credit agreement, please expand you discussion on how you plan to fund your operations for the next twelve months. For example, (i) clarify how your operating plan addresses the impact of reduced slotting and promotional fees on your ability to increase revenue and volume (i.e., you plan to focus on your higher-margin core products, yet you have reduced your spending on slotting fees, etc. and your 2009 results will reflect a full year loss of Wal-Mart as a distributor of Jones Soda 12-ounce bottles), (ii) clarify how the expenses associated with the first quarter launch of Jones GABA are contemplated in your operating plan and discuss the impact on your liquidity in the event the current economic environment does not support your expectations for the product line (i.e., you allocated significant resources to the launch of Jones GABA in the first quarter of 2009, but you disclose that you are not dependent on new product launches to generate sufficient cash flow from operations in 2009). Refer to Section IV of SEC Release No. 33-8350 for further guidance.”
Response to SEC Comment
Because the deadline for our response to the Comment Letter coincided closely with the filing deadline for our quarterly report on Form 10-Q for the quarter ended March 31, 2009 (our “First Quarter 2009 Form 10-Q”), we have incorporated disclosure responsive to the Staff’s comment in our First Quarter 2009 10-Q. We believe it is appropriate to include this updated disclosure in our First Quarter 2009 Form 10-Q, as liquidity disclosure speaks as of a specific date and therefore evolves over time based on changed circumstances. We believe our shareholders and other potential investors will follow our liquidity disclosure through our quarterly Form 10-Q filings and will expect that each quarterly report on Form 10-Q provides the most current view of our liquidity.
The disclosure in our 2008 Form 10-K about our beliefs regarding our liquidity was accurate at the time it was made and continues to be accurate today. However, in connection with the preparation of our First Quarter 2009 10-Q, we reviewed our results of operations for the first quarter of 2009 and through the date of our filing on May 11, 2009, and this review has caused us to refine and update our views on our liquidity. We think it would be confusing and not useful to our shareholders or other potential investors, to amend the liquidity disclosure contained in our 2008 Form 10-K, as our Form 10-K disclosure speaks as of an earlier date and therefore would not take account our most current thinking. We therefore provided disclosure regarding our updated views on our liquidity in our First Quarter 2009 Form 10-Q.
As such, we submit to you the following excerpt from the “Liquidity and Capital Resources” section of our First Quarter 2009 Form 10-Q, which was filed with the Securities and Exchange Commission on May 11, 2009.
          Liquidity and Capital Resources from Form 10-Q for the quarter ended March 31, 2009
     As of March 31, 2009, we had cash, cash-equivalents and short-term investments of approximately $8.2 million and working capital of $14.4 million. We incurred a net loss of $2.6 million and accumulated deficit increased to $32.0 million as of March 31, 2009.
     Cash used in operations during the quarter ended March 31, 2009 totaled $4.3 million, primarily due to our loss from operations and an increase in accounts receivable due our launch of Jones GABA. For the quarter ended March 31, 2009, net cash used by investing activities totaled approximately $19,000 primarily due to purchase of equipment, while net cash used by financing activities totaled approximately $36,000 due to the repayment of capital lease obligations. We do not believe our cash used in operations that we experienced this quarter to be indicative of our cash burn for the remaining quarters of this year. Our cash flows vary throughout the year based on seasonality. We traditionally use more cash in the first half of the year as we build inventory to support our seasonally-stronger shipping months of April through September, with cash provided by operating activities expected to increase in the second half of the year as we collect receivables generated during our stronger shipping months. In addition, the cash used in the first quarter 2009 included approximately $1.2 million to purchase raw materials under the terms of our amended Pharma GABA supply agreement. As discussed below, we expect our GABA purchase requirements to be substantially lower for the remainder of the year.
     Based on our current plans and amounts expected to be generated from future operations, we believe that our cash and cash equivalents, and net cash provided by operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months and beyond. This will depend, however, on our ability to execute on our operating plan and to manage our costs in light of developing economic conditions and the performance of our business.
     We took into account several factors in developing our operating plan for the next twelve months and beyond (which we refer to in this section as our operating plan or our plan). We gave careful consideration to the macroeconomic factors stemming from the global economic downturn understanding that the current economic conditions are likely to persist as the year progresses. The beverage industry, and particularly those companies selling premium beverages like us, can be affected by macro economic factors, including changes in national, regional, and local economic conditions, unemployment levels and consumer spending patterns, which together may impact the willingness of consumers to purchase our products as they adjust their discretionary spending. As a result, we believe we made conservative assumptions regarding our case sales volumes in our operating plan, which we have further refined as discussed below.
     In addition, our plan factors in a modest launch of our new product, Jones GABA, both in terms of expected case sales and costs relating to promotion allowances and slotting fees and other promotional expenses. A portion of our cash used in operating activities during the first quarter was the result of our launch of Jones GABA in February 2009. These costs, contemplated in our operating plan, of approximately $1.2 million were used to purchase raw materials under the terms of our amended Pharma GABA supply agreement. We do not believe our cash needs relating to Jones GABA will continue at these levels in future quarters of 2009 and beyond due to the fact that we purchased sufficient GABA raw materials to supply our needs for the foreseeable future during the first quarter of 2009 in conjunction with our amended Pharma GABA supply agreement. Moreover, under our plan, we do not believe we are dependent on the launch of Jones GABA to generate sufficient cash flow from operations; however, we believe the launch of Jones GABA during the first quarter of 2009 will help to enhance our sales growth into new markets and consumer groups, which may positively impact our business during the year and in future periods.
     Our operating plan also takes into account a change in our strategic direction with an emphasis on our higher-margin, core products, including our Jones Pure Cane Soda glass bottle business, and less emphasis on our canned soda (or CSD) business, which is a lower margin business for us. In the prior year, we continued to incur significant promotional allowances and slotting fees in building our CSD business, but our CSD business did not generate sales volumes commensurate with these costs. We believe using promotional allowances as a way to promote our core products, while judiciously using slotting fees to gain access on new products is a more balanced strategy in this economy. As a result, our plan provides for the re-allocation of a portion of our promotional allowance and slotting fee costs to our core glass bottle business and the rollout of our new product, Jones GABA, as well as an overall reduction in our promotional allowance and slotting fees.
     With respect to our operating expenses, our operating plan also takes into account the cost containment measures we implemented in the fourth quarter of 2008 and early 2009, including reductions in workforce resulting in a 40% headcount reduction. Additionally, our executive level positions were reduced as a result of the departure of our former Chief Executive Officer, Stephen Jones, and Executive Vice President of Sales, Tom O’Neill, both of whom resigned in April 2009. We believe these cost containment measures and our decision to proceed with fewer executive level positions, further aligns our cost structure with our revenue expectations. Our operating expenses for the first quarter of 2009 are 30% lower, a reduction of $1.7 million, compared to the first quarter of 2008, and we expect to achieve similar results in the future quarters of this year.

     Finally, our operating plan factors in the use of our cash to meet our contractual obligations for 2009 totaling approximately $8.8 million. A substantial portion of these contractual obligations (approximately 82% of the total for 2009) consist of obligations to purchase raw materials, including approximately $5 million in sugar under our supply agreements with our three pure cane sugar suppliers and approximately $1.8 million in glass under our supply agreement with our glass supplier. We enter into these supply agreements in order to fix the cost of these key raw materials, which we expect will be used in the ordinary course of our business in 2009 and beyond. Our purchase obligations also included a commitment under our amended Pharma GABA supply agreement to order approximately $1.8 million of Pharma GABA by December 31, 2008 and, on or before January 31, 2009, to pay 50% of that amount, with the remaining portion to be paid in six equal monthly installments commencing on February 24, 2009 and ending July 26, 2009.
     As we move into the traditionally seasonally-stronger shipping months of April to September, we are gaining insight into developing economic conditions and the impact of those conditions on our business. As of the date of this report, we have refined our operating plan to contemplate lower case sales through the remainder of 2009 than we anticipated at the beginning of the year, as case sales in the first quarter have been lower than expected. However, we believe our operating plan allows us to absorb the expected impact of these developments without materially compromising our overall operating plan. In particular, we believe that our operating plan, with its foundation built upon the broader macroeconomic factors, continues to have us on track to meet our anticipated cash needs for the next 12 months and beyond. Our 2009 results, however, have narrowed the margin we have in our plan to absorb further declines against our expectations with regard to the economy and our business. Accordingly, we intend to continually monitor and adjust our business plan as necessary to respond to developments in our business, our markets and the broader economy. We are prepared, if necessary, to take further action to conserve cash, including further cost reductions in sales, marketing and general and administrative areas.
     Our current operating plan does not depend upon obtaining financing. However, if our sales volumes further decline in a material way from our expectations, as a result of worsening economic conditions or otherwise, and we are not able to further reduce our costs by a sufficient amount, we may be unable to generate enough cash flow from operations to cover our working capital and capital expenditure requirements. If that happens, we would need to seek to obtain funds through additional financing or by securing a credit facility, which may not be available to us on acceptable terms, if at all. In this regard, in November 2008, our $15 million line of credit was terminated and is no longer available to us. We have explored different borrowing alternatives with Key Bank, the lender under that facility, and other parties, but to date determined that the terms of these alternatives were not acceptable. We continue to monitor whether credit facilities may be available to us on acceptable terms. We may also have to pursue various other strategies to secure any necessary additional financing, which may include, without limitation, public or private offerings of debt or equity securities, joint ventures with one or more strategic partners and other strategic alternatives, though there can be no assurance that our efforts in this regard will result in any agreements or transactions.
Conclusion
We respectfully request your concurrence that our updated disclosure regarding our liquidity and its inclusion in our First Quarter 2009 Form 10-Q addresses the Staff’s comment in the Comment Letter. We will continue to analyze our liquidity and capital resources each quarter and update and enhance the disclosure in each prospective filing, as appropriate.
Further, as requested in the Comment Letter, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, you may contact me at (206) 436-8797 or Michael O’Brien, Chief Financial Officer at (206) 436-8702.

Sincerely,
/s/ JONATHAN J. RICCI
Jonathan J. Ricci
President and Chief Executive Officer